DD
11/30



SECURITIES AND EXCHANGE COMMISSION
12060606

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln (City) MA (State) 01773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt 781-676-5941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

226 Causeway Street, 6th Floor (Address) Boston (City) MA (State) 02114-2155 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SARAH HODGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 9, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to 17a-5(d) and Supplementary Information and Report of Independent Registered Public Accounting Firm

U.S. Boston Capital Corporation
September 30, 2012

U.S. BOSTON CAPITAL CORPORATION

Table of Contents



Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

To the Board of Directors and Management
U.S. Boston Capital Corporation

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation (the "Company") as of September 30, 2012, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Boston, Massachusetts
November 29, 2012

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2012

Assets		
Cash	$	14,813
Restricted cash		326,321
Notes receivable		100,000
Commissions receivable		
Affiliates		173,663
Other		26,912
Marketable securities, at fair market value (cost $446,550)		570,420
Prepaid expenses and other current assets		20,615
Total assets	**$**	**1,232,744**

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable		
Affiliates	$	108,696
Other		15,707
Accounts payable		126,790
Payable to customers		306,322
Accrued income taxes		11,658
Deferred tax liability		24,774
Total liabilities		**593,947**
Subordinated debt		**100,000**
Stockholder's equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		485,067
		538,797
Total liabilities and stockholder's equity	**$**	**1,232,744**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Operations
For the Year Ended September 30, 2012

Revenue	
Commissions and service fees	$ 5,072,001
Custodial fees	50,760
Change in unrealized gain on marketable securities	44,198
Dividend income	35,556
Total revenue	5,202,515
Expenses	
Commission expense	2,216,233
Overhead expense pursuant to expense agreement	1,519,200
NTF platform fees	918,518
Additional Overhead expense	295,285
Marketing expense	48,814
Regulartory fees and expenses	48,408
License and fees	30,609
Miscellaneous expenses	28,185
Total expenses	5,105,252
Income before provision for income taxes	**97,263**
Provision for income taxes	22,504
Net income	**$ 74,759**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of shares	Amount			
Balance at October 1, 2011	150,000	$ 15,000	$ 38,730	$ 410,308	$ 464,038
Net Income	-	-	-	74,759	74,759
Balance at September 30, 2012	**150,000**	**$ 15,000**	**$ 38,730**	**$ 485,067**	**$ 538,797**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2012

Subordinated borrowings at October 1, 2011	$	100,000
Increases:		
Secured demand note collateral agreements for equity capital		-
Decreases:		
Payment of secured demand note collateral agreements		-
Subordinated borrowings at September 30, 2012	**$**	**100,000**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2012

Cash flows from operating activities	
Net income	$ 74,759
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized gain on marketable securities	(44,198)
Reinvested dividend income	(35,556)
Deferred income taxes	8,840
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(44,777)
Prepaid expenses and other current assets	(6,496)
Increase (decrease) in:	
Commissions payable	16,714
Accounts payable	24,695
Accrued income taxes	8,958
Net cash provided by operating activities	**2,939**
Net increase in cash	**2,939**
Cash at beginning of year - 10/1/2011	11,874
Cash at end of year - 9/30/2012	**$ 14,813**
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Income taxes	$ 4,706

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent), with its principal office and place of business in Lincoln, Massachusetts. The Company is a registered broker/dealer first registered with the Securities and Exchange Commission ("SEC") on July 1, 1970, pursuant to the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA) on July 9, 1970. The Company is a general securities firm that conducts its business fully subject to the provisions of SEC Rule 15c3-3 and maintains a minimum net capital of at least $250,000. The Company conducts its general securities business as an introducing broker-dealer clearing through Cantella & Co., Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree Funds ("Pear Tree Funds"). The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners"). In addition to acting as placement agent, the Company provides custodial services to each of the limited liability companies. Custodial services include the protection of cash and the safekeeping of physical securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are no significant estimates.

Revenue Recognition

The Company recognizes revenue and expenses related to distribution and marketing fees over the contract period, generally monthly or quarterly. The Company also generates commissions when acting as an agent for customer securities transactions. Commission revenues and expenses are recorded in the accounts on the trade date. The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually. Related expenses are recorded concurrently with revenue.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to timing of reconciling items, may exceed Federal Deposit Insurance Corporation (FDIC) limits.

2. Summary of Significant Accounting Policies (Continued)

Restricted Cash

Cash – restricted represents amounts held for customers in a special reserve bank account in compliance with SEA Rule 15c3-3, Federal and other regulations.

Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The deferred tax liability at September 30, 2012 relates to the unrealized gain on investments.

The Company accounts for income taxes in according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

A reconciliation of current and deferred income taxes is as follows:

Current tax expense	
Federal	$ 5,051
State	8,613
Total current tax expense	13,664
Deferred tax expense	
Federal	6,630
State	2,210
Total deferred tax expense	8,840
Total income tax expense	$22,504

Uncertain Tax Positions

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual

2. Summary of Significant Accounting Policies (Continued)

financial statements. The Company evaluated its uncertain tax positions as of October 1, 2011, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. Any interest and penalties shall be disclosed in the statement of operations. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of September 30, 2012, the Company's federal and various state tax returns for the years 2009 through 2011 are available for examination.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) – Amendments to achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs ("ASU 2011-04") which amended ASC Subtopic 820-10, Fair Value Measurement – Overall. ASU 2011-04 explains how to measure fair value; it does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. Certain provisions of ASU 2011-04 are intended principally for public entities which the company is not. For nonpublic entities, the guidance is effective for annual financial periods beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-04 will have a material impact on these financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") which amended ASC Subtopic 210-20, Balance Sheet – Offsetting and ASC Subtopic 270-10, Interim Reporting - Overall. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of that entity's financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for annual financial periods beginning on or after January 1, 2013, and for interim periods within those annual periods. As the guidance in ASU 2011-11 is limited to additional disclosures in the financial statements, the Company does not anticipate that the adoption of ASU 2011-11 will have a material impact on the financial statements as a whole aside from making the additional disclosures required by the guidance.

3. Related Party Transactions

The Company transacts business with various affiliated parties. Related party transactions occurring during the year ended September 30, 2012 are as follows:

3. Related Party Transactions (Continued)

Commission revenue is disbursed to related parties and is recorded as commission expense in the statement of operations. The total commission expense for the period through September 30, 2012 was $2,216,233 of which 2,146,313 was paid to an affiliate and which also included $108,696 in commission payable in the statement of financial condition.

Pursuant to an expense sharing agreement with an affiliate, the Company paid the affiliate $126,600 per month for certain salary and administrative costs incurred by the affiliate on behalf of the Company. A total of $1,519,200 was paid to the affiliate related to this agreement during the fiscal year ended September 30, 2012. In accordance with the agreement, the monthly fee is reassessed annually at the end of the fiscal year. The Company also paid the affiliate $295,285 for additional expenses incurred on behalf of the Company.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition in the amount of $570,420. The Company received $35,556 of dividends and recorded an unrealized gain of $44,198 from these investments.

The Company also provided promotion, distribution, and marketing services to funds managed by Pear Tree Advisors, Inc. The Company recognized commission and service fees of $5,072,001 of which $1,871,959 related to these services, and $173,663 which was included in commission receivable in the statement of financial condition.

Also included in commissions and service fees in the statement of operations is $995,753 received from an affiliated company, (Pear Tree Advisors, Inc.), that supports distribution efforts for certain mutual funds. The Company also received $966,198 of sales compensation revenue from this affiliated company, pursuant to the Expense sharing agreement dated June 19, 2008.

The Company acts as a custodian for certain private equity funds which are managed by an entity under common control, Pear Tree Partners LP. The Company recognized revenue of $50,760 related to custodial services for the year ended September 30, 2012.

4. Notes Receivable

Notes receivable at September 30, 2012 consist of two secured non-interest bearing demand notes with two officers of the Company dated December 29, 2009. The notes are secured by certain securities pledged as collateral and cash of $30,964. The fair value of those securities is $122,378. The notes are security for the secured demand note collateral agreements disclosed in Note 6 to these financial statements.

5. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2012 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 283,821	$ 183,569	$ 100,252
Quant Foreign Value Small Cap Fund	286,599	262,981	23,618
Total	$ 570,420	$ 446,550	$ 123,870

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 — Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly . These inputs

may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2012.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or

inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers in changing an investment's assigned level within the hierarchy. There were no transfers during the year.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of September 30, 2012 are as follows:

	Fair Value Measurements			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual fund – diversified emerging markets	$ 283,821	$ -	$ -	$283,821
Mutual fund – foreign small/mid value	286,599	-	-	$286,599
Total assets at fair value	$ 570,420	$ -	$-	$ 570,420

6. Subordinated Debt

The borrowings under subordination agreements at September 30, 2012 are as follows:

Two secured non-interest bearing demand note collateral agreements, dated December 29, 2009, with two officers of the Company, payable on December 29, 2012. These notes are secured by the demand notes receivable disclosed in Note 4 to these financial statements.	$100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2012 the Company had net capital of $526,917 and its ratio of aggregate indebtedness to net capital was 0.62 to 1.

Part II of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

8. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

9. Subsequent Events

The company has evaluated its September 30, 2012 financial statements for subsequent events through the date the financial statements are issued. The company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION

Schedule I

Computation of Net Capital, Aggregate Indebtedness,
Basic Net Capital Requirement Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2012

Total stockholder's equity	$ 538,797
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	638,797
Less non-allowable assets:	
Commissions receivable	5,703
Prepaid expenses and other current assets	20,615
	26,318
Net Capital before haircut on securities position (Tentative net capital)	612,479
Haircuts on marketable securities	85,562
Total adjustments	111,880
Net capital	$ 526,917
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Commissions payable	$ 124,403
Accounts payable	126,790
Accrued income taxes	11,658
Total aggregate indebtedness	$ 262,851
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 276,917
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 226,917
Ratio: Aggregate indebtedness to net capital	0.62 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2012.

U.S. BOSTON CAPITAL CORPORATION

Schedule II

Computation for Determination of Reserve Requirements Under
Exhibit A Rule 15c3-3
of the Securities and Exchange Commission
September 30, 2012

Total credit items	$ 306,322
Total debit items	-
Reserve computation	
Excess of total credits over total dedits	$ 306,322
Amount held on deposit in "Reserve Bank Account"	$ 326,322

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2012.

U.S. BOSTON CAPITAL CORPORATION

Schedule III

Information Relating to the Possession or Control Requirements
Under Exhibit A Rule 15c3-3
of the Securities and Exchange Commission
September 30,2012

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	-

Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5

U.S. Boston Capital Corporation

September 30, 2012


GrantThornton
An instinct for growth™

Grant Thornton LLP
226 Causeway Street, 6th Floor
Boston, MA 02114-2155

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Management
US Boston Capital Corporation

In planning and performing our audit of the financial statements of US Boston Capital Corporation (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Obtaining and maintaining physical possession of control of a fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that

they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. Significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.


Grant Thornton LLP

Boston, Massachusetts
November 29, 2012

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

U.S. Boston Capital Corporation

September 30, 2012


Grant Thornton
An instinct for growth™

Grant Thornton LLP
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To the Board of Directors of
U.S. Boston Capital Corporation
55 Old Bedford Rd # 202
Lincoln, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by U.S. Boston Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7, as amended, for the year ended September 30, 2012, noting no differences:
3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers (quarterly focus reports) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
November 29, 2012

Amended

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
~~202-371-8300~~

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

U.S. Boston Capital Corporation
55 Old Bedford Road
Lincoln MA 01773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~12,895.79~~ 7,849.54

B. Less payment made with SIPC-6 filed (exclude interest) and 1st SIPC 7 (~~6,468.25~~ 12,895.79)
4/23/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~6,427.54~~ (5,046.25)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~6,427.54~~ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~6,427.54~~ 0

H. Overpayment carried forward $(5,046.25)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Boston Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the ~~2nd~~ 29th day of November, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 20 11
and ending 9/30, 2012
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 5,202,515
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		~~0~~ 2,018,500
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		44,198
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions	2,062,698	~~44,198~~
2d. SIPC Net Operating Revenues	3,139,817	$ ~~5,158,317~~
2e. General Assessment @ .0025	7,849.54	$ ~~12,895.79~~ (to page 1, line 2.A.)